EXHIBIT 14

CORPORATE CODE OF CONDUCT AND ETHICS

At Gardenburger, Inc. (“Gardenburger”) we believe that conducting our business according to the highest ethical standards is not only the right thing to do—it is good business.  A reputation for integrity and ethical conduct is an important corporate asset.  It assures our employees, customers, vendors, regulators and shareholders that we will deal with them honestly and fairly.

Gardenburger’s Corporate Code of Conduct is designed to help you understand and reach the high standard of business conduct expected of everyone. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your manager how you should handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action up to and including termination.

1.              COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law is the foundation on which Gardenburger’s ethical standards are built.  All employees must respect and obey the laws of the cities and states in which we operate.  As an employee, you are not expected to know the details of these laws, but it is important to know enough to decide when you should seek advice from management.

Periodically Gardenburger will hold informational meetings and training sessions to promote compliance with the laws.

2.              CONFLICT OF INTEREST

Gardenburger recognizes the rights of all employees to engage in activities outside of work that are private and not related to Gardenburger’s business. However, employees and other persons acting on behalf of Gardenburger must avoid all conflicts between their individual interests and the interests of Gardenburger. You may not obtain a personal or financial interest, direct or indirect, in any contract, subcontract or agreement, or otherwise obtain a personal or financial benefit, that may be interpreted by management as creating a conflict of interest. This prohibition extends to contracts in which your spouse, minor child, dependent or business employee may have a personal or financial interest, as well as benefits received by such persons. You may not speculate or barter in materials, supplies, or services produced or purchased by the Company. You may not represent yourself as representing the Company when supporting political candidates. Finally, you must not take any action inconsistent with your fundamental duty of loyalty to

Gardenburger as your employer. If you have questions about a situation, which may pose an actual or potential conflict of interest, please discuss it with your Manager or Human Resources.

3.              INSIDER TRADING

Gardenburger personnel who know material nonpublic information about Gardenburger may not trade in Gardenburger’s stock until that information is made public.  Immediate family members or other household members are also subject to this restriction.  The trading restriction covers the sale of shares acquired upon the exercise of a Gardenburger stock option and the purchase or sale of put or call options.  Trading on material, nonpublic information relating to any other company obtained in the course of employment is also prohibited.

Once material information has been publicly disclosed, the market must be given an opportunity to receive and react to the information.  Generally, Gardenburger personnel may start trading on the third business day following release of the information.

Disclosure:  Gardenburger personnel shall not disclose any material nonpublic information about Gardenburger to an outside person unless the person has a need to know the information for legitimate reasons related to Gardenburger’s business.  When disclosure is appropriate, the outside person must be advised of the confidentiality of the information and should usually sign a confidentiality agreement.  Gardenburger personnel should not discuss such information in public places such as elevators, restaurants, taxis and airplanes.  To avoid a possible appearance of improper disclosure, you should avoid giving any advice or making any recommendations to anyone regarding the purchase or sale of Gardenburger stock.

4.              CORPORATE OPPORTUNITIES

All employees, officers and directors are prohibited from taking for themselves personal opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors.  No employee may use Company property for personal gain.  In addition, no employee may compete with Gardenburger directly or indirectly.  Employees, Officers and Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.              COMPETITION

We strive to outperform our competition fairly and honestly.  Stealing proprietary information, trade secrets or inducing past or present employees of other companies to divulge such information is strictly prohibited.  Each employee should strive to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

6.              DISCRIMINATION AND HARASSMENT

It is the policy of Gardenburger that all employees should be able to work in an environment free from discrimination and harassment including sexual harassment.  Harassment includes any verbal or physical conduct that has the purpose or effect of unreasonably interfering with work performance or creating an intimidating, hostile, or offensive working relationship or environment.

7.              SAFETY

To assist in providing a safe and healthful work environment for employees, customers, and visitors, Gardenburger has established workplace safety programs. These programs are a top priority for Gardenburger. The Company and managers have responsibility for implementing, administering, monitoring, and evaluating any safety programs. Its success depends on the alertness and personal commitment of all employees.

8.              RECORD-KEEPING

Gardenburger requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, many employees regularly use business expense accounts, which must be documented and recorded accurately.

All of Gardenburger’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s internal controls.

Business records and communications often become public and we should avoid exaggeration, derogatory remarks, or inappropriate characterizations of people and companies that can be misunderstood.

9.              CONFIDENTIALITY

All Gardenburger employees must maintain all trade secrets and proprietary information of Gardenburger and treat them as confidential.

Confidential information includes, but is not limited to, all non-public information that might be of use to competitors or harmful to the Company or its customers; all inventions, improvements, devices, compositions, formulae, discoveries, ideas, designs, drawings, specifications, techniques, models, data, programs, documentation, processes, know-how, customer names and lists, marketing, product development and other business plans and financial, scientific and technical information.

10.       PROTECTION OF COMPANY ASSETS

All Gardenburger employees should strive to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability.  Any suspected incident of fraud or theft should be reported immediately.

11.       PAYMENTS TO GOVERNMENT OFFICIALS

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.

Furthermore, the U.S. Government has various laws and regulations regarding business gratuities, which may be accepted by U.S. government personnel.  The promise, offer or delivery to an official or employee of the U.S. Government of a gift, favor or other gratuity in violation of these rules would not only violate Gardenburger’s policy but could also be a criminal offense.

12.       WAIVERS OF THE CORPORATE CODE OF CONDUCT AND ETHICS

Any waiver of this Code for Executive officers and Directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

13.       REPORTING AND ANTI-RETALIATION POLICY

Gardenburger has a longstanding commitment to compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices to ensure fair and accurate reporting of financial matters.  All employees have a responsibility to report suspected violations of these laws and practices.  In particular, any employee with credible information relating to fraud or misrepresentation of financial records should report his or her concerns immediately.  Such reports can be made and discussed directly with Gardenburger’s Compliance Officer,                  at                 or through Gardenburger’s compliance reporting number at                 .  Employees wishing to remain anonymous should make their reports through the compliance reporting number.

Reports by employees will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.  Gardenburger’s audit committee will review all reports.  Moreover, reports by employees will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

As in all matters, it is Gardenburger’s policy that there shall be no retaliation of any kind by any officer, employer or agent of Gardenburger against any employee who raises concerns.

14.       COMPLIANCE PROCEDURES

It is important that we all work to ensure prompt and consistent action against violations of this Code.  There are times, however, when it is difficult to know if a violation has occurred.  Since, we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  Please keep these steps in mind:

•                  Make sure you have all of the facts.  In order to reach the right solutions, we must be fully informed as possible.

•                  Ask yourself: What specifically am I being asked to do?  Does it seem unethical or improper?

•                  Clarify your responsibility and role.

•                  Discuss the problem with your Manager.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.

•                  Seek help from Company resources.  In a case where it might seem inappropriate to seek guidance from your immediate supervisor, consult with Human Resources.

•                  You may report ethical violations in confidence and without fear of retaliation. (If your situation requires that your identity be kept secret, your anonymity will be protected).  The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•                  In any situation if you are not sure what to do, always ask first, act later: Seek guidance.

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

The Company has a Business Code of Conduct and Ethics that is applicable to all directors and employees of the Company.  The CEO and all senior financial officers, including the CFO and principal accounting officer, are bound by this Code.

In addition, the CEO and Senior Financial officers are subject to the following specific policies:

•                  The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC.  It is the responsibility of the CEO and each senior financial officer to promptly bring to the attention of the Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities as specified in the Company’s Financial Reporting and Disclosure, Controls and Procedures Policy.

•                  The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure committee and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

•                  The CEO and each senior officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

•                  The CEO and each senior officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

•                  The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or any of these additional procedures by the CEO and the Company’s senior financial officers.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay (as determined by the Board) and termination of the individuals employment.  In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrences, or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.